# Annual Report

## Cover Page

Name of issuer:

Life Magnetics, Inc.

Legal status of issuer:

Form:   Corporation

Jurisdiction of Incorporation/Organization:   MI

Date of organization:   10/10/2013

Physical address of issuer:

46701 Commerce Center Dr
Plymouth MI 48170

Website of issuer:

http://magnetics.life

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $319,601.00 | $574,193.00 |
| Cash & Cash Equivalents: | $193,716.00 | $472,133.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Short-term Debt: | $174,244.00 | $169,060.00 |
| Long-term Debt: | $20,000.00 | $20,000.00 |
| Revenues/Sales: | $44,083.00 | $33,306.00 |
| Cost of Goods Sold: | $176,716.00 | $112,006.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($287,133.00) | ($232,759.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA,

KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

---

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

Life Magnetics, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| John Stinson | Fund Advisor | Cantilever Investors | 2023 |
| Rick Goedert | 1st state bank founding executive | 1st state bank | 2022 |
| Ted Morgan | Retired Dow Engineer | Retired Dow Engineer | 2021 |
| Kevin Hagedorn | CEO | Life Magnetics, Inc. | 2013 |
| Charlie Bisgaier | Investment group leader | Michigan Life Ventures | 2020 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Rick Goedert | Treasurer | 2022 |
| Ted Morgan | Secretary | 2021 |
| Kevin Hagedorn | President | 2013 |
| Kevin Hagedorn | CEO | 2013 |
| Rishabh Kala | CTO | 2015 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Kevin Hagedorn | 26425.0 Common Stock | 41.56 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The company has several publications and recurring revenue at local universities. However, it is not profitable. The most promising path to profitability appears to be in larger deals with major companies. If the company is stuck making sales to small labs it's a difficult path with a low ROI. However, small labs still contribute to our success by adding publications that build trust in the product and also generate data and applications which may become corporate projects in the future.

Using carbon for RNA sample preparation and storage is a new concept and a new material. Some applications, like at-home testing from saliva and urine have been fully developed. Other applications like separating double stranded and single stranded RNA for RNA drug manufacturing are expected to work but still in development. It's possible the projects in development will not work out. However, at this point development is not true R&D but applications development where projects are only selected if the problem is a core capability for the company and success is likely.

The CEO is more comfortable in the lab than raising money and doesn't have a business background. The technology would have been completed in time for COVID-19 if the scientists responsible for the technology had been better pitching the concept to investors. Filling out the business development team is a critical task with considerable risk.

The manufacturing technology is entirely new and developed specifically to manufacture this material. This is a double edged sword. On one hand it makes the intellectual property extremely strong. Copying the product is next to impossible without considerable resources. On the other hand, outsourcing production to cut costs isn't viable. Automation and considerable custom coding is required to streamline manufacturing and limit human involvement which is both expensive and a hazard to the product (humans and most other living things produce RNases which help fend off infection but are a dangerous contaminant for this product)

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Ken Kousky and Rishabh Kala are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of

> the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Series Seed Preferred Stock | 29,312 | 9,704 | Yes ∨ |
| Common Stock | 79,342 | 38,030 | Yes ∨ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | 12,000 |

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | SBC |
| **Issue date** | 06/04/20 |
| **Amount** | $20,000.00 |
| **Outstanding principal plus interest** | $21,224.16 as of 09/28/23 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 08/31/24 |
| **Current with payments** | Yes |

*Invest Detroit loan semi grant from State of Michigan*

*Loan*

| | |
|---|---|
| **Lender** | Kevin Hagedorn |
| **Issue date** | 08/31/21 |

| | |
|---|---|
| **Amount** | $10,769.00 |
| **Outstanding principal plus interest** | $10,969.11 as of 09/28/23 |
| **Interest rate** | 1.0% per annum |
| **Maturity date** | 09/30/24 |
| **Current with payments** | Yes |

*Loan from CEO to company*

*Loan*

| | |
|---|---|
| **Lender** | Kevin Hagedorn |
| **Issue date** | 12/30/22 |
| **Amount** | $159,159.00 |
| **Outstanding principal plus interest** | $159,159.00 as of 09/30/23 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 10/31/28 |
| **Current with payments** | Yes |

*Deferred compensation*

*Loan*

| | |
|---|---|
| **Lender** | Kevin Hagedorn |
| **Issue date** | 12/30/22 |
| **Amount** | $11,910.00 |
| **Outstanding principal plus interest** | $11,910.00 as of 09/30/23 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 10/31/28 |
| **Current with payments** | Yes |

*Loan of founder to company*

*Convertible Note*

| | |
|---|---|
| **Issue date** | 07/09/20 |
| **Amount** | $20,000.00 |
| **Interest rate** | 6.0% per annum |
| **Discount rate** | 20.0% |
| **Valuation cap** | $5,000,000.00 |
| **Maturity date** | 07/20/22 |

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 1/2019 | Regulation D, Rule 506(b) | Preferred stock | $243,000 | General operations |
| 3/2020 | Regulation D, Rule 506(b) | Preferred stock | $140,000 | General operations |

| | | | | |
|---|---|---|---|---|
| 7/2020 | Section 4(a)(2) | Convertible Note | $20,000 | General operations |
| 10/2022 | Section 4(a)(2) | | $33,333 | General operations |
| 12/2022 | Section 4(a)(2) | | $49,155 | General operations |
| 9/2023 | Regulation D, Rule 506(b) | Preferred stock | $75,017 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Vincent Hagedorn |
| **Amount Invested** | $16,601.00 |
| **Transaction type** | Priced round |
| **Issue date** | 10/09/15 |
| **Relationship** | Father of company founder |

| | |
|---|---|
| **Name** | Kevin Hagedorn |
| **Amount Invested** | $37,867.00 |
| **Transaction type** | Priced round |
| **Issue date** | 10/09/15 |
| **Relationship** | Company founder (Self) |

| | |
|---|---|
| **Name** | Kevin Hagedorn |
| **Amount Invested** | $159,159.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/30/22 |
| **Outstanding principal plus interest** | $159,159.00 as of 09/30/23 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 10/31/28 |
| **Current with payments** | Yes |
| **Relationship** | CEO |

| | |
|---|---|
| **Name** | Kevin Hagedorn |
| **Amount Invested** | $11,910.00 |

| | |
|---|---|
| **Transaction type** | Loan |
| **Issue date** | 12/30/22 |
| **Outstanding principal plus interest** | $11,910.00 as of 09/30/23 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 10/31/28 |
| **Current with payments** | Yes |
| **Relationship** | CEO |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

An at-home medical testing platform funded by the National

An at-home medical testing platform funded by the National Science Foundation

I'm a materials scientist Ph. D. and was making some cool things with a laser which could not be made any other way. After discussing with a friend, he saw this as a potential application. We started working on it and it seemed to work!

Life Magnetics, Inc. provides RNA shipping and storage solutions. Remember how we couldn't do COVID-19 at-home testing? and all the mRNA vaccines had to be cold stored? Some at -94 C? Even COVID-19 itself can't survive 30 seconds of sunlight. RNA is not a stable molecule. It's hard to transport. We're addressing those issues.

By some estimates, by 2040 80% of drugs will be mRNA drugs. The first mRNA drug was released in 2018 but when COVID hit, almost all the vaccines were mRNA vaccines. We've known for some time that RNA drugs are the next evolution of pharmaceuticals but it's hard to ship and store these drugs. In diagnostics, RNA sequencing provides the largest datasets, but those datasets are skewed if the RNA is degrading in transport. We have solved those logistics issues. These projections are not guaranteed.

## Milestones

Life Magnetics, Inc. was incorporated in the State of Michigan in October 2013.

Since then, we have:

- RNA is the future of medicine. The mRNA COVID-19 vaccines are just the beginning

- RNA sequencing will revolutionize diagnostic testing giving data sets 20x larger than DNA sequencing

- Our transport solution is a quantum mechanical mechanism that's novel and vetted by top scientist

- Manufacturing capacity for $2M a year in sales built out and ready to go

- Licensing deals and larger supply agreements in discussion

- Development supported with over $600k in grants from federal agencies

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

## Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $44,083 compared to the year ended December 31, 2021, when the Company had revenues of $33,306. Our gross margin was -300.87% in fiscal year 2022, compared to -236.29% in 2021.

- *Assets.* As of December 31, 2022, the Company had total assets of $319,601, including $193,716 in cash. As of December 31, 2021, the Company had $574,193 in total assets, including $472,133 in cash.

- *Net Loss.* The Company has had net losses of $287,133 and net losses of $232,759 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $194,244 for the fiscal year ended December 31, 2022 and $189,060 for the fiscal year ended December 31, 2021.

## Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

## Liquidity & Capital Resources

To-date, the company has been financed with $30,769 in debt, $675,984 in equity, and $20,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

## Runway & Short/Mid Term Expenses

Life Magnetics, Inc. cash in hand is $75,000, as of September 2023. Over the last three months, revenues have averaged $800/month, cost of goods sold has averaged $26/month, and operational expenses have averaged $17,500/month, for an average burn rate of $16,726 per month. Our intent is to be profitable in 4 months.

Investment of $125,000 from an institutional investor to cover costs while we raise on WeFunder

We have a agreement with a large farm testing cooperative that will lead to $457,000 in revenue with approximately $150,000 in profit in the next 3 months.

No we are not profitable. We have a agreement with a large farm testing cooperative that will lead to $457,000 in revenue with approximately $150,000 in profit in the next 3 months. We expect to need about $100,000 to reach profitability. From there we can reach $3M a year in profit by expanding to include other tests within this farm testing cooperative. The $457,000 is from testing cows for mastitis, including bovine leukemia virus, BVD, and MAP will expand testing to $3M a year in revenue which we should not need additional raises to reach

reach

$125,000 investment from an institutional investor. We are testing a system wherein we bring in a professional investment group to perform due diligence and invest the initial capital and then open up the remainder of the round to the community. This benefits both parties. It provides additional protection and due diligence to wefundner investors while providing institutional investors with more press and clout that they need to raise capital from high net worth individuals.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kevin Hagedorn, certify that:

(1) the financial statements of Life Magnetics, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Life Magnetics, Inc. included in this Form reflects accurately the information reported on the tax return for Life Magnetics, Inc. filed for the most recently completed fiscal year.

*Kevin Hagedorn*
CEO

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be

received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*

*(a) a description of the material content of such information;*

*(b) a description of the format in which such disclosure is presented; and*

*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Charlie Bisgaier
    John Stinson
    Kevin Hagedorn
    Kevin Hagedorn
    Rick Goedert
    Rishabh Kala
    Ted Morgan

Appendix E: Supporting Documents

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Life Magnetics, Inc.

By

*Kevin Hagedorn*

President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Charles Bisgaier*

Director
10/12/2023

*Rick Goedert*

Treasurer
10/12/2023

*Kevin Hagedorn*
_____

President
10/9/2023

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.